Ropes & Gray LLP

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Chicago, IL 60606

WRITER’S DIRECT DIAL NUMBER: (312) 845-1376

April 4, 2017

VIA EDGAR

Ms. Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 129 to the Registration Statement on Form N-1A
	Filing Date:	February 3, 2017

Dear Ms. White:

This letter is provided in response to oral comments provided by you on February 23, 2017 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of Sterling Capital Funds (the “Trust” or the “Registrant” and each series of the Trust, a “Fund”) filed on February 3, 2017. The comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the Trust’s responses are set forth below. The changes to the Registration Statement detailed in this letter will be reflected in a post-effective amendment to the Trust’s Registration Statement to be filed on or prior to the effective date of the Registration Statement.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Registrant’s Class T Shares Prospectus (the “Prospectus”) and Statement of Additional Information (“SAI”).

Fund Summaries

Comment 1:	For each Fund except Sterling Capital SMID Opportunities Fund (“SMID Opportunities”), please explain why “other expenses” are estimated in the fee table.

Response:	The Registrant has removed the footnote stating that “other expenses” are estimated from each applicable Fund’s fee table.

Comment 2:

Sterling Capital Long/Short Equity Fund lists “MLP Risk” as a principal investment risk. Please consider adding “Energy and Natural Resources Risk” as an additional principal risk. The Staff notes that Sterling Capital Diversified Income Fund includes such a risk.

Response:

The Registrant appreciates the Staff’s comment. The Registrant notes that the disclosure that is the subject of this comment tracks disclosure contained in the Registrant’s other currently effective prospectuses. While the Registrant believes that its current disclosure is consistent with the requirements of Form N-1A, it will take the Staff’s comment under advisement, and undertakes to consider appropriate changes to the Registrant’s disclosure across all prospectuses as part of the Registrant’s next annual update.

Comment 3:

The Staff notes that the HFRX Equity Hedge Index is listed as the broad-based securities market index for Sterling Capital Long/Short Equity Fund. Please explain supplementally why the Registrant believes that such index is an appropriate broad-based securities market index for the Fund.

Response:

The Registrant appreciates the Staff’s comment. The Registrant notes that the disclosure that is the subject of this comment tracks disclosure contained in the Registrant’s other currently effective prospectuses. While the Registrant believes that its current disclosure is consistent with the requirements of Form N-1A, it will take the Staff’s comment under advisement, and undertakes to consider appropriate changes to the Registrant’s disclosure across all prospectuses as part of the Registrant’s next annual update.

Comment 4:	To the extent that any Fund’s contractual fee waiver or expense reimbursement is subject to recoupment, please state such and describe the terms of the recoupment provision.

Response:	The Registrant notes that none of the Funds’ contractual fee waivers and/or expense reimbursements are subject to a recoupment provision.

Comment 5:

For all Funds with a contractual fee waiver and/or expense reimbursement, the Staff notes that each such waiver and reimbursement expires on January 31, 2018. Please revise so that any contractual fee waiver or expense reimbursement extends for a full year after the effective date of the Prospectus.

Response:	The Registrant has made the requested change. Each contractual fee waiver and expense reimbursement will run through April 30, 2018.

Comment 6:

Please list the S&P 500® Index prior to the FTSE NAREIT All Equity REITs Index for the Sterling Capital Stratton Real Estate Fund. Also please add the disclosure relating to additional indexes required by Instruction 2(b) to Item 4 of Form N-1A.

Response:

The Registrant appreciates the Staff’s comment. The Registrant notes that the disclosure that is the subject of this comment tracks disclosure contained in the Registrant’s other currently effective prospectuses. While the Registrant believes that its current disclosure is consistent with the requirements of Form N-1A, it will take the Staff’s comment under advisement, and undertakes to consider appropriate changes to the Registrant’s disclosure across all prospectuses as part of the Registrant’s next annual update.

Comment 7:	For each Fund that invests in convertible securities, please state supplementally whether any Fund invests in contingent convertible securities and, if so, to what extent.

Response:	The Registrant confirms that no Fund currently invests in contingent convertible securities.

Comment 8:

The Staff previously provided comments on “Interest Rate Risk” and “Fixed Income Market Risk.” Specifically, the Staff requested that the Funds review and consider expanding the applicable Funds’ risk disclosure in light of IM Guidance Updates Nos. 2014-01 and 2016-02. Please advise why the disclosure remains the same or revise the disclosure.

Response:

The Registrant first considered, and revised as appropriate, the applicable Funds’ risk disclosure in light of IM Guidance Update No. 2014-01 in response to a similar comment received from the Staff in connection with the Funds’ annual update to their registration statement 2016. Most recently, in connection with the Funds’ annual update to their registration statement 2017, the Registrant reconsidered the applicable Funds’ risk disclosure in light of the cited guidance. Accordingly, the applicable Funds’ risk disclosure was revised to note that interest rates continue at very low levels relative to historic norms (whereas the Funds’ prior disclosure indicated that interest rates were at historically low levels). The Registrant believes that the applicable Funds’ risk disclosure is appropriate in light of the cited guidance.

Comment 9:

For Sterling Capital Diversified Income Fund, Sterling Capital Strategic Allocation Balanced Fund and Sterling Capital Strategic Allocation Growth Fund, please confirm that expenses related to short sales, if any, are reflected in each Fund’s fee table.

Response:	The Registrant so confirms.

Comment 10:

For Sterling Capital Diversified Income Fund, Sterling Capital Strategic Allocation Balanced Fund and Sterling Capital Strategic Allocation Growth Fund, please list one of the broad-based securities market indexes before the blended index.

Response:

The Registrant appreciates the Staff’s comment. The Registrant notes that the disclosure that is the subject of this comment tracks disclosure contained in the Registrant’s other currently effective prospectuses. While the Registrant believes that its current disclosure is consistent with the requirements of Form N-1A, it will take the Staff’s comment under advisement, and undertakes to consider appropriate changes to the

Registrant’s disclosure across all prospectuses as part of the Registrant’s next annual update.

Statutory Prospectus

Comment 11:

In the “Shareholder Information—Class T Shares” section the disclosure states that an investor should “refer to page 120...for more information about Class T Shares, including more detailed program descriptions and eligibility requirements.” Please advise as to whether this cross-reference should be to page 126 of the Prospectus—“Distribution Arrangements/Sales Charges—Sales Charge Reductions and Waivers.”

Response:	The Registrant has updated the internal cross-reference.

Comment 12:

The “Redemption in Kind” section states that an investor will pay brokerage charges when the investor converts securities to cash. Please add that investors will also pay taxes in addition to brokerage charges when such securities are converted to cash.

Response:

The Registrant appreciates the Staff’s comment. The Registrant notes that the disclosure that is the subject of this comment tracks disclosure contained in the Registrant’s other currently effective prospectuses. While the Registrant believes that its current disclosure is consistent with the requirements of Form N-1A, it will take the Staff’s comment under advisement, and undertakes to consider appropriate changes to the Registrant’s disclosure across all prospectuses as part of the Registrant’s next annual update.

Comment 13:	Please provide the Staff with a completed “Sales Charge Reductions and Waivers” section prior to filing.

Response:

The Registrant notes that, as of the date of this filing, it has not received any financial intermediary-specific information regarding Class T sales charge reductions or waivers. Accordingly, the Registrant respectfully declines to address the Staff’s comment at this time. The Registrant will revise the disclosure if and/or when a financial intermediary provides the Funds with Class T-specific information relating to sales charge reductions or waivers.

Comment 14:	Please include Financial Highlights for all non-Class T share classes of each Fund except SMID Opportunities.

Response:	The Registrant has made the requested change.

Statement of Additional Information

Comment 16:	Please provide the Staff with a completed “Sales Charge Reductions and Waivers” section prior to filing.

Response:

As noted in Response 13 above, the Registrant has not received any Class T-specific information from its financial intermediaries. Accordingly, the Registrant respectfully declines to address the Staff’s comment at this time.

Comment 17:

The “Additional Tax Information Concerning the Tax-Free Bond Funds” section notes Virginia’s debt and obligations of Puerto Rico, Guam and the Virgin Islands. Please consider whether any principal strategy or risk disclosure should be added to the Sterling Capital Virginia Intermediate Tax-Free Fund with respect to these obligations.

Response:

The Registrant notes that the Fund reserves the ability to invest in bonds issued by issuers outside of Virginia, the interest form which is exempt from federal income tax, alternative minimum tax, and Virginia personal income, but does not currently do so as a principal investment strategy. Accordingly, the Registrant believes that its existing disclosure is adequate.

If you have any further questions or comments please do not hesitate to call me at (312) 845-1376.

Sincerely, /s/ Matthew A. Brunmeier Matthew A. Brunmeier